FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1             FRN Variable Rate Fix dated 03 August, 2004
No.  2             FRN Variable Rate Fix dated 03 August, 2004
No.  3             FRN Variable Rate Fix dated 03 August, 2004
No.  4             Disclosure of Major Interest dated 03 August, 2004
No.  5             Holding(s) in Company dated 05 August, 2004
No.  6             Director Shareholding dated 06 August, 2004
No.  7             Holding(s) in Company dated 06 August, 2004
No.  8             Holding(s) in Company dated 06 August, 2004

Document No. 1

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 01-Feb-2005
    ISSUE DATE: 01-Feb-2002
    ISIN: XS0142674844

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Aug-2004 TO 01-Nov-2004 HAS BEEN FIXED AT 5.039380 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 01-Nov-2004 WILL AMOUNT TO:
GBP 125.64 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 271,000.00
    MATURING: 01-Feb-2010
    ISSUE DATE: 30-Jan-2004
    ISIN: XS0184659901

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Aug-2004 TO 01-Nov-2004 HAS BEEN FIXED AT 5.009380 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 01-Nov-2004 WILL AMOUNT TO:
GBP 12.49 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
    EUR 140,000,000.00
    MATURING: 04-Nov-2005
    ISSUE DATE: 04-Nov-2003
    ISIN: XS0177895462

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Aug-2004 TO 04-Nov-2004 HAS BEEN FIXED AT 2.187500 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 04-Nov-2004 WILL AMOUNT TO:
EUR 55.90 PER EUR 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

Document No. 4


                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 2 August 2004 that as at 28 July 2004 Morgan Stanley Securities Limited (MSSL), and the Group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary 25p share capital of the Company.

Document No. 5

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 5 August 2004 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 30 July 2004, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 13,150,084 ordinary 25p shares of the Company. This holding represented 3.12% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time, 11,867,824 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 11,867,824 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Document No. 6

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 6 August 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,475,844 Shares representing 1.30% of the Company's issued share capital.

Document No. 7

                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 5 August 2004 that as at 2 August 2004 Morgan Stanley Securities Limited (MSSL), and the Group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary 25p share capital of the Company.

Document No. 8


                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 6 August 2004 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 3 August 2004, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 12,935,191 ordinary 25p shares of the Company. This holding represented 3.07% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time, 11,867,824 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 11,867,824 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  09 August 2004           By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary